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09040806

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37456

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advance Capital Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Towne Square, Suite 444
(No. and Street)

Southfield	Michigan	48076
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie A. Katynski (248) 350-8543
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Button Eddy Kolb & Sorrentino, P.L.L.C.
(Name – *if individual, state last, first, middle name*)

33515 State Street	Farmington	Michigan	48335
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert J. Cappelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advance Capital Group, Inc. and Subsidiaries, as of December, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President - Advance Capital Group
Vice President - Advance Capital Services

Title

CAROL BREWER
Notary Public, State of Michigan
County of Oakland
My Commission Expires Sep. 16, 2011
Acting in the County of Oakland

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in XXXXXXXXXXXXXXX. Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
× (o) Independent auditors report on Internal Acct. Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

× (p) Statement of Cash Flows - Broker Dealer

Advance Capital Group, Inc. and Subsidiaries

Consolidated Financial Statements
And Supplementary Information

December 31, 2008

Advance Capital Group, Inc. and Subsidiaries
Consolidated Financial Statements and Supplementary Information

December 31, 2008

Table of Contents

BUTTON EDDY KOLB & SORRENTINO
A Professional Limited Liability Company

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

33515 STATE STREET
FARMINGTON, MICHIGAN 48335
(248) 893-1030
FAX (248) 893-1039
www.cityviewcpa.com

ROBERT D. BUTTON, CPA
STEPHEN L. EDDY, CPA
GERARD E. KOLB, CPA
BRIAN M. NEWMAN, MBA, CPA
CHRISTOPHER M. RUTOWSKI, CPA
MICHAEL J. SORRENTINO, CPA, CVA

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Board of Directors
Advance Capital Group, Inc.
Southfield, Michigan

We have audited the accompanying consolidated statement of financial condition of Advance Capital Group, Inc. and Subsidiaries as of December 31, 2008, and the related consolidated statements of operations and retained earnings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advance Capital Group, Inc. and Subsidiaries as of December 31, 2008, and the consolidated results of their operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Button Eddy Kolb & Sorrentino, P.L.L.C.

Farmington, Michigan
March 10, 2009

Advance Capital Group, Inc.
and Subsidiaries
Consolidated Statement of Financial Condition
As of December 31, 2008

Assets		
Cash and cash equivalents	$	900,444
Trade receivables		143,103
Employee receivables		2,292
Furniture, equipment and software, less accumulated depreciation and amortization of $816,468		331,292
Prepaid state income taxes		70,000
Deposits		13,912
Total assets	$	1,461,043
Liabilities		
Payable to brokers and dealers	$	883
Accounts payable		9,069
Accrued taxes and expenses		221,607
Payable to Advance Capital I, Inc. Funds		4,214,937
Total liabilities		4,446,496
Stockholders' equity (capital deficiency)		
Common stock		3
Additional paid in capital		214,108
Accumulated deficit		(3,199,564)
Total stockholders' equity (capital deficiency)		(2,985,453)
Total liabilities and stockholders' equity (capital deficiency)	$	1,461,043

See Notes to Consolidated Financial Statements

Advance Capital Group, Inc.
and Subsidiaries

Consolidated Statement of Operations
and Retained Earnings (Accumulated Deficit)
for the Year Ended December 31, 2008

Revenue	
Fee income	$ 7,291,048
Commissions	3,713,121
Interest income	8,371
Gain on sale of marketable security	3,579
Total revenue	11,016,119
Expenses	
Officers' compensation	714,180
Office compensation	2,214,606
Compensation of representatives	4,050,557
Depreciation and amortization	144,891
Insurance - General	36,904
Insurance - Health	336,967
Insurance - Workers' compensation	30,533
Marketing	580,469
Office expense	159,480
Payroll taxes	328,574
Postage	106,434
Professional fees	84,940
Computer support	178,800
Regulatory fees	39,118
Rent	487,403
Repairs and maintenance	17,947
Taxes and licenses	43,473
Telephone	99,544
Transfer expenses to Advance Capital I, Inc. Funds	4,214,937
Miscellaneous	46,084
Total expenses	13,915,841
Net loss from operations	(2,899,722)
Retained earnings - Beginning of year	181,029
Distributions	(480,870)
Accumulated deficit - End of year	$ (3,199,563)

See Notes to Consolidated Financial Statements

Advance Capital Group, Inc.
and Subsidiaries

Consolidated Statement of Comprehensive Income (Loss)
for the Year Ended December 31, 2008

Net loss from operations	$ (2,899,722)
Other comprehensive income	
Unrealized gains (losses) on securities:	
Reclassification adjustment of previously unrealized holding gains realized in 2008	(11,547)
Other comprehensive income (loss)	(11,547)
Comprehensive income (loss)	$ (2,911,269)

See Notes to Consolidated Financial Statements

Advance Capital Group, Inc.
and Subsidiaries

Consolidated Statement of Cash Flows
for the Year Ended December 31, 2008

Cash flows from operating activities	
Cash received from brokers and dealers, investment companies and customers	$ 10,913,399
Cash paid to vendors and employees	(10,748,080)
Interest received	8,371
Net cash provided by operating activities	173,690
Cash flows from investing activities	
Expenditures for furniture and equipment	(53,413)
Deposit returned	2,327
Distributions to stockholders	(663,870)
Proceeds from sale of marketable security	6,879
Repayment of advances to employees	2,500
Net cash used in investing activities	(705,577)
Net decrease in cash and cash equivalents	(531,887)
Cash and cash equivalents - Beginning of year	1,432,331
Cash and cash equivalents - End of year	$ 900,444

Advance Capital Group, Inc.
and Subsidiaries

Consolidated Statement of Cash Flows *(Continued)*
for the Year Ended December 31, 2008

Reconciliation of net loss to net cash provided by operating activities	
Net loss	$ (2,899,722)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation and amortization	144,891
Gain from sale of marketable security	(3,579)
Changes in:	
Accounts receivable	(102,319)
Prepaid state income taxes	(70,000)
Accounts payable and accrued taxes and expenses	(1,110,518)
Payable to Advance Capital I, Inc. Funds	4,214,937
Total adjustments	3,073,412
Net cash provided by operating activities	$ 173,690

See Notes to Consolidated Financial Statements

1. Significant Accounting Policies

The consolidated financial statements include the accounts of Advance Capital Group, Inc., (the Company), a transfer agent and its wholly owned subsidiaries, Advance Capital Management, Inc. (MANAGEMENT), a registered investment adviser, and Advance Capital Services, Inc. (SERVICES), a broker/dealer. All material intercompany balances and transactions are eliminated in consolidation. These entities provide investment management and administrative services for individual investment accounts and an affiliated regulated investment company (which accounts for approximately 65% of the total revenue). The Company primarily transacts business in the midwestern United States.

Advisory fee revenue is accrued based on contractual percentages of market values of the investment portfolios for which advisory services are rendered. The amounts of expense for officers' compensation varies periodically, principally because determination of compensation takes into consideration the receipt of certain revenue.

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents primarily consist of money market funds.

Management determines an appropriate classification of securities at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold debt securities until maturity or on a long-term basis, they are classified as investments and carried at amortized historical cost. Securities to be held for indefinite periods of time and not intended to be held to maturity or on a long-term basis are classified as available for sale and carried at fair value. Securities held for indefinite periods of time include securities that management intends to use as part of its asset and liability management strategy.

Realized gains and losses on dispositions are based on the net proceeds and the adjusted book value of the securities sold, using the specific identification method. Unrealized gains and losses on marketable securities available for sale are based on the difference between book value and fair value of each security. These gains and losses are included in other comprehensive income, whereas realized gains and losses flow through the Company's operations.

Furniture and equipment are being depreciated using the straight-line method over estimated useful lives of five to ten years. Software is being amortized using the straight-line method over estimated useful lives of three years.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Such estimates relate to useful lives of property and equipment, fair value of financial instruments and allowance for doubtful accounts among others. Actual results could differ from the estimated amounts.

2. Financial Instruments

The Company's accounts receivable and accounts payable are financial instruments which have fair values at December 31, 2008 that approximate their stated carrying amounts at that date.

The Company and its subsidiaries have a concentrated credit risk for cash and cash equivalents because they maintain deposits in a bank that sometimes exceed amounts insured by the Federal Deposit Insurance Corporation. The maximum loss that would have resulted from that risk totaled approximately $341,000 at December 31, 2008 for the excess of the deposit liabilities reported by the bank over the amounts that would have been covered by federal insurance.

Credit risk for trade accounts is concentrated as well because a significant portion of the Company's customers comprising receivables at December 31, 2008 are broker/dealers and related investment companies located in Michigan.

3. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries.

	Advance Capital Management, Inc.	Advance Capital Services, Inc.	Total
Total assets	$ 797,417	$ 663,626	$ 1,461,043
Stockholders' equity (capital deficiency)	(3,539,385)	553,932	(2,985,453)

For purposes of computing the net capital under rule 15c3-1 of the Securities and Exchange Commission, only the allowable stockholder's equity of the broker-dealer subsidiary, SERVICES, is utilized in the calculation.

4. Furniture, Equipment and Software

Furniture, equipment and software are recorded at cost and consist of:

Furniture and equipment	$ 979,959
Software	167,801
	$1,147,760

5. Common Stock

The authorized, issued and outstanding shares of common stock at December 31, 2008 were as follows:

Common stock, $.00001 par value; authorized 1,000,000,000 shares; issued and outstanding 300,000 shares.

6. Lease Commitments

The Company leases its principal office space under an operating lease expiring April 2015. The Company also leases additional office space in Michigan, Ohio and Illinois expiring through January 2014.

The aggregate minimum annual rental commitments at December 31, 2008 under noncancelable operating lease agreements are as follows:

Year Ending December 31	
2009	$ 345,078
2010	307,420
2011	306,533
2012	314,900
2013	271,759
Thereafter	245,979
Total	$ 1,791,669

7. Federal Income Taxes

The stockholders have elected, under the applicable provisions of the Internal Revenue Code, to be taxed as an S corporation effective April 1, 2000. Under such provisions, the Company does not generally incur a Federal income tax liability; instead, net income or loss is includable in computing the taxable income of the individual stockholders.

In some cases, S corporations incur Federal income taxes on the sale of assets, and additionally, could be liable for Federal income taxes should the election to be taxed as an S corporation be voluntarily or involuntarily terminated.

The companies are subject to applicable state and local income taxes regardless of S corporation status.

8. Net Capital Requirements

SERVICES is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, SERVICES had net capital of $ 445,351 which was $438,038 in excess of its required net capital (based on aggregate indebtedness) of $7,313. SERVICES' net capital ratio was .25 to 1.

9. Transactions With Affiliate

The Company and its subsidiaries have agreements with Advance Capital I, Inc. (a regulated investment company with which certain officers and stockholders of the Company are affiliated) to serve as its investment adviser, distributor, transfer agent and dividend disbursing agent. Under terms of the agreement with Advance Capital I, Inc., a fee is paid monthly to MANAGEMENT, based on .70% of the average daily net assets up to $500 million and .65% of the average daily net assets above $500 million of the Advance Capital I, Inc. Equity Growth and Balanced Funds and .50% of the average daily net assets up to $500 million and .45% of the average daily net assets above $500 million of the Retirement Income Fund and .80% of the average daily net assets of the Core Equity Fund, on an annual basis. The Company is reimbursed by Advance Capital I, Inc. for the costs of providing the administrative, transfer agent and dividend disbursing agent services. Advance Capital I, Inc. also pays SERVICES, the distributor, for the distribution of fund shares, at a rate not to exceed .25% of the average daily net assets of the Equity Growth, Balanced, Retirement Income and Core Equity Funds.

MANAGEMENT operations reflect $5,539,364 of gross revenue charged Advance Capital I, Inc. for investment advisory fees for the year ended December 31, 2008.

SERVICES operations reflect $2,240,635 of gross revenue in connection with amounts paid by Advance Capital I, Inc. for the distribution of its shares for the year ended December 31, 2008.

10. Stock Repurchase Agreement

The Company's stockholders are party to an agreement dated November 13, 2007 (fourth restated) which stipulates the terms under which the Company's stock can be sold. Among other things, the agreement gives the remaining stockholders the first option to acquire the shares of any stockholder wishing to sell his common stock. If the remaining stockholders do not elect to purchase the stock, the agreement specifies the order of others that will receive an "option" to purchase such stock. The determination of purchase price is also established under the agreement and is materially in excess of the Company's book value.

11. Employee Stock Ownership Plan

The Company established an Employee Stock Ownership Plan (ESOP) during its then year ended September 30, 2006 as a long-term benefit for employees who have met certain eligibility requirements. The amount of the Company's annual contribution to the ESOP is at the discretion of the board of directors. Contributions are paid in cash and in amounts sufficient to satisfy the liability at the date of the contribution. Shares of common stock acquired by the plan are allocated to individual participant balances based on each employee's annual compensation as a percentage of total covered employee compensation. The Company accounts for the ESOP in accordance with SOP (Statement of Position) 93-6. The board elected to make no contribution to the ESOP for the year ended December 31, 2008.

12. Subsidiary Liability to Advance Capital I, Inc. Funds

The Advance Capital I, Inc. mutual funds (the Funds) are advised by the Company's subsidiary investment adviser MANAGEMENT. If errors are made in the calculation of Net Asset Value of the Funds, it is the responsibility of MANAGEMENT to make the Funds whole under specific approaches outlined by the Securities and Exchange Commission. Under the guidance of MANAGEMENT, the Funds loan securities under an agreement with Credit Suisse First Boston (CSFB). For the loaned securities, the Funds receive cash collateral which is then invested in short term, high quality securities ("collateral securities"). The Funds receive the majority portion of the income from these collateral securities.

It is the responsibility of MANAGEMENT to accurately determine the fair market value of the collateral securities. MANAGEMENT reexamined its valuation of each collateral security, for each day, for all of 2007 and 2008 to determine whether a different price should have been used for each. This analysis determined that the errors made within the funds produced a liability of MANAGEMENT to the Funds of approximately $4,200,000. This amount has been included as an expense (and a payable) on the books of MANAGEMENT and as an account receivable on the books of the Funds.

13. Subsequent Event - Notes Payable to Advance Capital I, Inc. Funds

Subsequent to year end, on January 27, 2009, the Company's subsidiary investment adviser, Advance Capital Management, Inc. (MANAGEMENT) completed its analysis of an error it had made in the valuation of securities in a lending portfolio of its client, Advance Capital I, Inc. (the Funds). That analysis resulted in a liability of MANAGEMENT to the Funds in the amount of $4,214,937 (See Note 12). MANAGEMENT recorded this expense and the corresponding account payable for this amount in 2008 since it pertained to matters which occurred prior to year end. After subsequent conversations with the Company's attorneys and the Securities and Exchange Commission (SEC), the SEC indicated that it would not oppose the payable being converted to a promissory note.

In addition, MANAGEMENT is required to report on a quarterly basis to the Fund's Board of Directors regarding the Company's financial condition and results of operations.

On January 1, 2009 MANAGEMENT effected promissory notes to the Advance Capital I, Inc. Equity Growth, Balanced and Retirement Income Funds that are payable in Eighty-Three (83) equal monthly installments totaling $63,101 beginning February 2009 through December 2015, and one final payment due January 2016 for the remaining principal and interest then left outstanding. The notes bear interest at 3.5% above the prime rate, allow for prepayment, and are unsecured.

The notes to each of the Advance Capital I, Inc. Funds are as follows:

	Note Balance	Monthly Installment
Equity Growth Fund	$ 2,020,490	$ 30,248
Balanced Fund	2,124,258	31,802
Retirement Income Fund	70,189	1,051
	$ 4,214,937	$ 63,101

Future maturities on the promissory notes payable are as follows:

Year ending December 31	
2009	$ 487,604
2010	521,554
2011	557,869
2012	596,712
2013	638,260
Thereafter	1,412,938
	$ 4,214,937

14. Business Conditions

As shown in the financial statements during the year ended December 31, 2008, the Company incurred a net loss of approximately $2,900,000. In addition, at that date, it had a capital deficiency of approximately $3,000,000.

The Company's continuation is intimately dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to comply with the terms of its financial agreements, to obtain additional financing or refinancing as may be required, as well as returning to profitability.

Management's plans in regard to these matters include:

- Continuation of its historical experience in acquiring new customers
- Expansion of marketing efforts into significant new market areas
- Continuation of strict cost cutting initiatives begun during 2008
- Delay of acquisition of major capital assets
- Acceleration of a restructuring of the Company's business model to increase operating margins

The accompanying financial statements do not reflect any adjustments that could result from the Company's plans.

15. Uncertainty in Income Taxes

During 2006, the FASB issued Interpretation No. 48 (FIN48) "Accounting for Uncertainty in Income Taxes". The primary objective of FIN48 is to prescribe measurement and disclosure requirements for current and deferred income tax provisions when uncertainty exists as to whether the reporting entities tax positions would be sustained in the event of an examination. The Company must adopt this interpretation by the beginning of its 2009 fiscal year.

SUPPLEMENTARY

INFORMATION

BUTTON EDDY KOLB & SORRENTINO
A Professional Limited Liability Company

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

33515 STATE STREET
FARMINGTON, MICHIGAN 48335
(248) 893-1030
FAX (248) 893-1039
www.cityviewcpa.com

ROBERT D. BUTTON, CPA
STEPHEN L. EDDY, CPA
GERARD E. KOLB, CPA
BRIAN M. NEWMAN, MBA, CPA
CHRISTOPHER M. RUTOWSKI, CPA
MICHAEL J. SORRENTINO, CPA, CVA

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors
Advance Capital Group, Inc.
Southfield, Michigan

Our report on our audit of the basic consolidated financial statements of Advance Capital Group, Inc. and Subsidiaries is presented in the preceding section. Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The accompanying supplementary information, identified in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information contained in Schedule I is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934.The supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Button Eddy Kolb & Sorrentino, P.L.L.C.

Farmington, Michigan
March 10, 2009

Advance Capital Group, Inc.
and Subsidiaries
Consolidating Statement of Financial Condition
As of December 31, 2008

	Advance Capital Management, Inc.	Advance Capital Services, Inc.	Advance Capital Group, Inc.	Eliminations	Consolidated
Assets					
Cash and cash equivalents	$ 369,239	$ 531,205	$ 0	$	$ 900,444
Trade receivables	119,263	23,840	0		143,103
Employee receivable	0	2,292			2,292
Fixed assets, net	277,915	53,377	0		331,292
Deposits	0	13,912	0		13,912
Prepaid state income taxes	31,000	39,000			70,000
Investment in subsidiaries	0	0	(2,985,452)	(2,985,452)	0
Total assets	$ 797,417	$ 663,626	$ (2,985,452)	$ (2,985,452)	$ 1,461,043
Liabilities					
Payable to brokers and dealers	0	883	0		883
Accounts payable	0	9,069			9,069
Accrued taxes and expenses	121,864	99,742	0		221,606
Payable to ACI	4,214,937				4,214,937
Total liabilities	4,336,801	109,694	0	0	4,446,495
Stockholders' equity (capital deficiency)					
Common stock	1,854	6,062	3	7,916	3
Additional paid in capital	183,589	600,149	214,108	783,738	214,108
Accumulated deficit	(3,724,827)	(52,279)	(3,199,563)	(3,777,106)	(3,199,563)
Total stockholders' equity (capital deficiency)	(3,539,384)	553,932	(2,985,452)	(2,985,452)	(2,985,452)
Total liabilities and stockholders' equity (capital deficiency)	$ 797,417	$ 663,626	$ (2,985,452)	$ (2,985,452)	$ 1,461,043

Advance Capital Group, Inc.
And Subsidiaries
Consolidating Statement of Operations and Retained Earnings (Accumulated Deficit)
for the Year Ended December 31, 2008

	Advance Capital Management, Inc.	Advance Capital Services, Inc.	Advance Capital Group, Inc.	Eliminations	Consolidated
Revenue					
Fee income	$ 5,058,805	$ 2,232,243	$	$	$ 7,291,048
Commissions	0	3,713,121			3,713,121
Interest income	4,479	3,892			8,371
Gain on sale of marketable security	0	3,579			3,579
Total revenue	5,063,284	5,952,835			11,016,119
Expenses					
Officers' compensation	714,180	0			714,180
Office compensation	1,482,479	732,127			2,214,606
Compensation of representatives	432,389	3,618,168			4,050,557
Depreciation and amortization	117,993	26,898			144,891
Insurance - General	6,648	30,256			36,904
Insurance - Health	137,535	199,432			336,967
Insurance - Workers' comp.	0	30,533			30,533
Marketing	116,167	464,302			580,469
Office expense	120,641	38,839			159,480
Payroll taxes	140,272	188,302			328,574
Postage	102,373	4,061			106,434
Professional fees	84,940	0			84,940
Computer support	178,800	0			178,800
Regulatory fees	12,879	26,239			39,118
Rent	332,239	155,164			487,403
Repairs and maintenance	12,048	5,899			17,947
Taxes and licenses	5,868	37,605			43,473
Telephone	61,768	37,776			99,544
Transfer expenses to ACI Funds	4,214,937	0			4,214,937
Miscellaneous	55,510	(9,426)			46,084
Total expenses	8,329,666	5,586,175			13,915,841
Net income (loss) from operations	(3,266,382)	366,660			(2,899,722)
Net income (loss) from subsidiaries	0	0	(2,899,722)	(2,899,722)	0
Net income (loss)	(3,266,382)	366,660	(2,899,722)	(2,899,722)	(2,899,722)
Retained earnings (Accumulated deficit) - Beginning of year	22,425	(418,939)	181,029	(396,514)	181,029
Distributions	(480,870)	0	(480,870)	(480,870)	(480,870)
Retained earnings (Accumulated deficit) - End of year	$ (3,724,827)	$ (52,279)	$ (3,199,563)	$ (3,777,106)	$ (3,199,563)

Advance Capital Services, Inc.

(A wholly owned subsidiary of Advance Capital Group, Inc.)

Statement of Stockholders' Equity
for the Year Ended December 31, 2008

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Accumulated other Comprehensive Income
Balances at January 1, 2008	$ 6,062	$ 600,149	$ (418,939)	$ 11,547
Net Income			366,660	
Other comprehensive income				(11,547)
Distributions			0	
Balances at December 31, 2008	$ 6,062	$ 600,149	$ (52,279)	$ 0

Advance Capital Services, Inc.
(A wholly owned subsidiary of Advance Capital Group, Inc.)

Statement of Cash Flows
for the Year Ended December 31, 2008

Cash flows from operating activities	
Cash received from brokers and dealers, investment companies and customers	$ 5,973,856
Cash paid to vendors and employees	(6,082,948)
Interest received	3,892
Net cash used in operating activities	(105,200)
Cash flows from investing activities	
Expenditures for furniture and equipment	(3,053)
Deposit returned	2,327
Proceeds from sale of marketable security	6,879
Repayment of advances to employees	2,500
Net cash provided by investing activities	8,653
Net decrease in cash and cash equivalents	(96,547)
Cash and cash equivalents - Beginning of year	627,752
Cash and cash equivalents - End of year	$ 531,205

Advance Capital Services, Inc.

(A wholly owned subsidiary of Advance Capital Group, Inc.)

Statement of Cash Flows *(Continued)*
for the Year Ended December 31, 2008

Reconciliation of net income to net cash used in operating activities	
Net Income	$ 366,660
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation and amortization	26,898
Gain from sale of marketable security	(3,579)
Changes in:	
Accounts receivable	16,945
Prepaid state income taxes	(39,000)
Accounts payable and accrued taxes and expenses	(473,124)
Total adjustments	(471,860)
Net cash used in operating activities	$ (105,200)

Advance Capital Services, Inc.

(A wholly owned subsidiary of Advance Capital Group, Inc.)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2008

Net Capital	
Total stockholder's equity	$ 553,932
Deduct stockholder's equity not allowable for net capital	0
Total stockholder's equity qualified for net capital	553,932
Deductions and/or charges	
Non-allowable assets	
Furniture, equipment and software, net	53,377
Prepaid state income taxes	39,000
Employee receivable	2,292
Deposits	13,912
Total deductions and/or charges	108,581
Net capital	$ 445,351
Aggregate Indebtedness	
Items included in consolidated statement of financial condition	
Payable to brokers and dealers	$ 883
Accounts payable	9,069
Accrued taxes and expenses	99,742
Total aggregate indebtedness	$ 109,694
Computation of Net Capital Requirement	
Minimum net capital required	$ 7,313
Excess net capital at 1,500 percent	$ 438,038
Excess net capital at 1,000 percent	$ 434,382
Ratio: Aggregate indebtedness to net capital	.25 to 1

Reconciliation with Company's Computation

There is no material difference between the computation of net capital as reported in Advance Capital Services, Inc.'s Part II (Unaudited) Amended FOCUS report dated December 31, 2008 and the above calculation.

BUTTON EDDY KOLB & SORRENTINO
A Professional Limited Liability Company

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

33515 STATE STREET
FARMINGTON, MICHIGAN 48335
(248) 893-1030
FAX (248) 893-1039
www.cityviewcpa.com

ROBERT D. BUTTON, CPA
STEPHEN L. EDDY, CPA
GERARD E. KOLB, CPA
BRIAN M. NEWMAN, MBA, CPA
CHRISTOPHER M. RUTOWSKI, CPA
MICHAEL J. SORRENTINO, CPA, CVA

To the Board of Directors
Advance Capital Services, Inc.
Southfield, Michigan

In planning and performing our audit of the consolidated financial statements of Advance Capital Group, Inc. and Subsidiaries (Advance Capital Services, Inc. and Advance Capital Management, Inc.) (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by Advance Capital Services, Inc. (Services) including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Services does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Services in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and, with respect to Services, of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting

principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies, with respect to Services, in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Service's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Button Eddy Kolb & Sorrentino, P.L.L.C.

Farmington, Michigan
March 10, 2009